Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

April 5, 2018

VIA EDGAR

Melissa Raminpour, Branch Chief
Office of Transportation and Leisure
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
 Washington, D.C. 20549

Re:	Nordic American Tankers Limited Form 20-F for Fiscal Year Ended December 31, 2016 Filed May 1, 2017 File No. 001-13944

Dear Ms. Raminpour:
We refer to the annual report on Form 20-F, filed by Nordic American Tankers Limited (the "Company") with the Securities and Exchange Commission (the "Commission") on May 1, 2017 (the "Annual Report").  By letter dated March 19, 2018 (the "Comment Letter"), the staff of the Commission (the "Staff") provided the Company with its comments to the Annual Report.
For your convenience, each response is prefaced by the exact text of the Staff's corresponding comment in bold text.
Exhibits, page 71
1.
We note your response to our prior comment 6. Please provide us further analysis as to why you believe this contract is the type that ordinarily accompanies the kind of business you conduct.  Address for example that you have one substantial credit facility whereas other shipping companies often have multiple smaller vessel-specific credit facilities.  As an alternative, please file as an exhibit the revolving credit facility referenced on pages 37 and F-21, or confirm that you will file the revolving credit facility as an exhibit with your Annual Report on Form 20-F for the year ended 2017.

In response to the Staff's comment, the Company notes the Staff's distinction between vessel-specific loan agreements and the single loan agreement held by the Company secured by most of the vessels in the Company's fleet.  The Company does not believe this distinction should derogate from the agreements being considered as having been made in the ordinary course of business.  This is especially so, considering that it is common in the industry for vessel-specific loan agreements to contain cross-default provisions relating to all of the loan agreements guaranteed by the holding company.  Therefore,

U.S. Securities and Exchange Commission
April 5, 2018

while having vessel-specific loan agreements creates additional administrative work, it does not limit or increase the risk profile of the Company.  Furthermore, the material terms of the Company's loan agreement and those of vessel-specific loan agreements are typically very similar.  Namely, whether vessel specific or fleet related, the loans require a certain amount of security backed by the value of the vessel or vessels, a term, a margin and the fulfilment of certain customary covenants throughout the life of the loan.
In addition, the loan agreement is not one of the types of agreements specified under Item 601(b)(10)(ii) of Regulation S-K or Item 19 of Form 20-F.
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The Company understands that it is responsible for the adequacy and accuracy of the disclosure in its filing; Staff comments or changes to disclosure to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please feel free to contact the undersigned at (212) 574-1223, or Evan Preponis at (212) 574-1438, with any questions or comments.

Very truly yours,

SEWARD & KISSEL LLP

/s/ Gary J. Wolfe
By: Gary J. Wolfe

cc:	Jim Dunn Securities and Exchange Commission

John Stickle Securities and Exchange Commission

John D. Brown Securities and Exchange Commission

Herbjørn Hansson Chief Executive Officer Nordic American Tankers Limited

Bjørn Giaever Chief Financial Officer Nordic American Tankers Limited